SUBJECT TO COMPLETION, DATED DECEMBER 13, 1999

                                                          Registration No.  _______________

           As filed with the Securities & Exchange Commission on October 21,1999
                          U.S. SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                 -------------------------


                                         FORM SB-1
                                   REGISTRATION STATEMENT

                                           UNDER
                                 THE SECURITIES ACT OF 1933

                                     -----------------

                                     Cyberuni.org,inc.
                       (Name of small business issuer in its charter)


      California                               8221                      94-3326946
(State or jurisdiction  of       (Primary Standard  Industrial        (I.R.S. Employer
incorporation or organization)        Identification No.)         Classification  Code No.)

                                 -------------------------

                                 90 Symonds Street, Level 2
                                          Auckland
                                        New Zealand
                                    (011) 64-9-309-3387

                                 -------------------------

               (Address and telephone number of principal place of business)

                                      William D. Evers
                             155 Montgomery Street, 12th Floor
                              San Francisco, California 94104
                                       (415) 772-8100
                 (Name, address and telephone number of agent for service)

                                 -------------------------

                                         Copies to:

         William D. Evers, Esq.                                       Geroge V. Franich
        Evers & Hendrickson, LLP                                  90 Symonds Street, Level 2
   155 Montgomery Street, Suite 1200                                       Auckland
        San Francisco, CA 94104                                          New Zealand

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                                      CALCULATION OF REGISTRATION FEE
-------------------- ------------- ----------------------------- ----------------------- -----------------------
   Title of each        Amount      Proposed maximum offering       Proposed maximum            Amount of
       class            to be                 price                    aggregate              registration
  of securities to    registered             per unit                offering price                fee
   be registered
-------------------- ------------- ----------------------------- ----------------------- -----------------------
Series A Preferred    1,000,000               $5.00                    $5,000,000                $1,390
-------------------- ------------- ----------------------------- ----------------------- -----------------------

                                   ----------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(A) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to such section 8(A), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------
                                                                          Pages
--------------------------------------------------------------------------------
1. Executive Summary                                                      1
--------------------------------------------------------------------------------
2. Risk Factors                                                           4
--------------------------------------------------------------------------------
3. Business and Properties                                                8
--------------------------------------------------------------------------------
4. Offering Price Factors                                                 21
--------------------------------------------------------------------------------
5. Use of Proceeds                                                        24
--------------------------------------------------------------------------------
6. Capitalization                                                         27
--------------------------------------------------------------------------------
7. Description of Securities                                              28
--------------------------------------------------------------------------------
8. Plan of Distribution                                                   29
--------------------------------------------------------------------------------
9. Dividends. Distributions and Redemptions                               31
--------------------------------------------------------------------------------
10.Officers and Key Personnel of the Company. Directors of the Company    31
--------------------------------------------------------------------------------
11.Principal Stockholders                                                 36
--------------------------------------------------------------------------------
12.Management Relationships, Transactions and Remuneration                37
--------------------------------------------------------------------------------
13.Litigation                                                             39
--------------------------------------------------------------------------------
14.Federal Tax Aspects                                                    39
--------------------------------------------------------------------------------
15.Miscellaneous Factors                                                  39
--------------------------------------------------------------------------------
16.Financial Statements                                                   40
--------------------------------------------------------------------------------
17.Management's Discussion and Analysis of Certain Relevant Factors       40
--------------------------------------------------------------------------------
Notification                                                              41
--------------------------------------------------------------------------------
Signatures                                                                45
--------------------------------------------------------------------------------
Financial Statements                                                      F-1
--------------------------------------------------------------------------------

Dealer Prospectus Delivery Obligation. Until ______________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold securities.

                                             Cyberuni.org,inc.
                                1,000,000 shares of Series A Preferred Stock
                                              $5.00 per share

-----------------------------------------------------------------------------------------------------------------
Exact name of Company as set forth in Charter               cyberuni.org, inc.
-----------------------------------------------------------------------------------------------------------------
Type of securities offered                                  Series A Convertible Preferred Stock, $5.00 Par Value
-----------------------------------------------------------------------------------------------------------------
Maximum number of securities offered                        1,000,000
-----------------------------------------------------------------------------------------------------------------
Minimum number of securities offered                        120,000
-----------------------------------------------------------------------------------------------------------------
Price per security                                          $5.00
-----------------------------------------------------------------------------------------------------------------
Total proceeds: If maximum sold                             $5,000,000
-----------------------------------------------------------------------------------------------------------------
                If minimum sold                             $600,000
-----------------------------------------------------------------------------------------------------------------
Is a commissioned selling agent selling the securities in   No
this offering?
-----------------------------------------------------------------------------------------------------------------
If yes, what percent is commission of price to public? %    Not applicable
-----------------------------------------------------------------------------------------------------------------
Is there other compensation to selling agent(s)?            No
-----------------------------------------------------------------------------------------------------------------
Is there a finder's fee or similar payment to any person?   No (See Question 22)
-----------------------------------------------------------------------------------------------------------------
Is there an escrow of proceeds until minimum is obtained?   Yes (See Question 26)
-----------------------------------------------------------------------------------------------------------------
Is this offering  limited to members of a special  group,   Yes (See Question 25)
such as employees of the Company or individuals?
-----------------------------------------------------------------------------------------------------------------
Is transfer of the securities restricted?                   No (See Question 25)
-----------------------------------------------------------------------------------------------------------------

Investment in small business involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment. See Question No. 2 for the risk factors that management believes present the most substantial risks to an investor in this offering.

In making an investment decision investors must rely on their own examination oif the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

This Company is in the development stage and is currently conducting operations.

This offering will be registered for offer and sale in the state of California. This has not yet been done and neither the state file number nor the effective date are yet available.

                                  Subject to completion, dated December 13, 1999

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------
                                                                          Pages
--------------------------------------------------------------------------------
1. Executive Summary                                                      1
--------------------------------------------------------------------------------
2. Risk Factors                                                           4
--------------------------------------------------------------------------------
3. Business and Properties                                                8
--------------------------------------------------------------------------------
4. Offering Price Factors                                                 21
--------------------------------------------------------------------------------
5. Use of Proceeds                                                        24
--------------------------------------------------------------------------------
6. Capitalization                                                         27
--------------------------------------------------------------------------------
7. Description of Securities                                              28
--------------------------------------------------------------------------------
8. Plan of Distribution                                                   29
--------------------------------------------------------------------------------
9. Dividends. Distributions and Redemptions                               31
--------------------------------------------------------------------------------
10.Officers and Key Personnel of the Company. Directors of the Company    31
--------------------------------------------------------------------------------
11.Principal Stockholders                                                 36
--------------------------------------------------------------------------------
12.Management Relationships, Transactions and Remuneration                37
--------------------------------------------------------------------------------
13.Litigation                                                             39
--------------------------------------------------------------------------------
14.Federal Tax Aspects                                                    39
--------------------------------------------------------------------------------
15.Miscellaneous Factors                                                  39
--------------------------------------------------------------------------------
16.Financial Statements                                                   40
--------------------------------------------------------------------------------
17.Management's Discussion and Analysis of Certain Relevant Factors       40
--------------------------------------------------------------------------------
Notification                                                              41
--------------------------------------------------------------------------------
Signatures                                                                45
--------------------------------------------------------------------------------
Financial Statements                                                      F-1
--------------------------------------------------------------------------------

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

                               Cyberuni.org, inc.

--------------------------------------------------------------------------------
Exact Corporate Name                                    cyberuni.org, inc.
--------------------------------------------------------------------------------
State and date of incorporation                         California, March 2 1999
--------------------------------------------------------------------------------
Street address of principal office                      90 Symonds St. level 2
                                                        Auckland
                                                        New Zealand
--------------------------------------------------------------------------------
Company Telephone Number                                Ph: 011-64-9-309-3387
                                                        Fax: 011-64-9-309-3327
--------------------------------------------------------------------------------
Fiscal Year                                             July 31
--------------------------------------------------------------------------------
Person(s) to contact at Company with respect to         George Franich
offering
--------------------------------------------------------------------------------
email address                                           george@cyberuni.org
--------------------------------------------------------------------------------
Telephone Number (if different from above)              Same
--------------------------------------------------------------------------------


1.  EXECUTIVE SUMMARY

         We are a startup company. We will provide university level courses and examinations to colleges and universities around the world. The courses will be designed for delivery over the Internet. The aim is to enable smaller colleges and universities as well as those in Asia, India, and North Africa to increase the range of courses they offer without having to invest capital or increase their specialist faculty. Some of our courses (e.g. MBA) may be licensed from existing institutions. Others (as has been the case to date) will be purchased from suitably qualified academic providers.

         We plan to build an on-line community around this core activity. The http://www.cyberuni.org web-site is to be developed as an education portal. As much of the course content as possible will be freely accessible. Students will pay to sit in examinations and for the grading thereof. There will be discussion forums on all the topics critically examined in `cyberuni' courses. There will also be a `web library'. This will be an important resource for students from grade school to post-graduate study. Finally, the site will attempt to recreate the campus environment of loose discussion, and topical chats that students of the 1960s and 1970s remember by providing coffee rooms and chat spaces.

         Our  vision  is  for  cyberuni  to  be   recognised   as  `the  world's
university'. This phrase emphasizes both the shared ownership and the global reach of the institution.

         Prior to filing this offering statement there were more than twenty courses on-line and available for enrollment at the web-site of our subsidiary, Kavil University Limited, http://www.cyberuni.vu Our founders are New Zealanders (home of the America's Cup) and the Company's headquarters are in New Zealand, with an office in San Francisco, California.

2. RISK FACTORS

List in their order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We have no operating history that you can evaluate

Our was incorporated in California on March 2, 1999. We have no operating history that you can evaluate prior to making an investment. Also, there can be no assurances that future revenues will result from our plans to develop and exploit our business model focusing on long-distance learning.

We do not a have a source for secure cash flow

We are developing a product, university- level courses and qualifications, which we believe will be able to generate cash flow in the future. However, at this time we do not have any significant cash flow from sales of those, or related, products.

You will experience immediate and substantial dilution in the book value of your investment

The public offering price at which the Shares are to be sold in the Offering is significantly higher than the book value per share of our outstanding stock Assuming all of the Shares offered hereby are sold, you will experience immediate and substantial dilution of $3.95 or 79% in book value than the price per share that was paid by our current shareholders.

We are dependent on online distribution for the dissemination of our products.

The use of our products and services will depend in large part upon the development of an infrastructure for providing online access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether such networks will prove to be viable commercial marketplaces. There can be no assurance that the infrastructure or complementary services necessary to make such networks viable commercial marketplaces for product and services such as those offered by us will be available. In particular, such networks are an unproven medium for education. In the event such networks fail to become a viable education medium, there can be no assurance we will be able to overcome the costs and difficulties associated with adapting to alternative media, if and when they become available. If such networks do not become viable commercial marketplaces or do not develop as a viable medium for education, our business would be materially and adversely affected.

We arbitrarily determined the purchase price for the shares

There is no known public trading market for our stock, and the price of the shares offered hereby bears no relationship to the assets, book value, net worth or any other recognized criteria of value of our Company. The offering price of the shares was determined arbitrarily by Management of the Company, and should not be considered as an indication of the actual value of the Company. In determining the offering price, we considered, among other things, the Company's brief operating history, its limited financial resources, growth and profit potential, the amount of dilution to you in this offering, and the risk of investing in the Company. You should make an independent evaluation of the fairness of such price.

An active market for our securities does not exist and may not develop

We are a start-up company. An active market for our stock may not develop or be sustained after this offering. Therefore, an investment in our company should be considered highly illiquid.

We do not intend to pay dividends, and you may lose the entire amount of your investment

We do not intend to pay dividends on our capital stock in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Therefore, you will not receive any funds without selling your shares. We further cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

This is a best efforts offering

The offering of our shares is being conducted directly by our officers on a "best-efforts" basis. No underwriter, placement agent, or other person has contracted with us to purchase or sell all, or a portion of, the securities offered hereby and there is no assurance that we can sell all or any of the securities. Due to the absence of an underwriter, there may be less due diligence performed in conjunction with this offering than would be performed in a firm underwritten offering. It is also important to note that there are no restrictions as to whether officers, directors or beneficial shareholders can purchase securities in the offering or the amounts they are able to purchase.

Our management will have broad discretion in the use of the proceeds raised from this offering

Although a substantial proportion of the net proceeds of this offering is intended for specific uses, the balance will be available for working capital and general corporate purposes. We have broad discretion to allocate a substantial portion of the proceeds of this offering, in both dollar and percentage terms, on a net proceeds basis.

We are entering a developing market marked by rapid technological changes and new products

The market for our products and services is rapidly evolving in response to recent developments relating to online technology and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed online products and services. Although costs have been decreasing while ease of use, market acceptance and access have been increasing, there can be no assurance these trends will continue. Our future success will depend largely on our compatibility with current and new technology and significantly on our ability to continue to improve the performance, features and reliability of our services in response to both evolving demands of the marketplace and competitive product offerings. There can be no assurance that we will be successful in developing, integrating or marketing such products or services.

There are existing competitors in the field of distance education

We compete with universities and colleges, including those that deliver education and training products to distant locations, and independent education and training companies that package and distribute programs through various media, including, among others, the University of Phoenix and Westcott Communications, Inc. In addition, we believe that a number of other virtual universities are being planned or developed that will compete with the Company in the near future. While we believe that our integrated approach of offering a variety of products and services through a combination of technologies is distinctive and that the convenience of home and desktop delivery will be preferred, there can be no assurances that our future customers will find our approach preferable to the approach of its competitors or that we will be able to compete successfully in the future. In addition, our success in developing additional quality educational programming and expanding our audience will depend on our ability to provide programming that anticipates and responds to the needs and preferences of adults. There can be no assurance that we will be able to license or develop additional educational programming that will be accepted by our targeted markets.

There are risks associated with the distance education market

The market for adult education traditionally has been served through site-based, live instruction. Although distance education programs have been available for many years, such programs have low awareness among consumers and currently account for only a small portion of the overall adult education market. There can be no assurance, however, that the demand for adult distance education will continue at its current level or increase or that we will be able to establish a viable market share. In addition, we rely on our relationships with select colleges and universities who provide many of our education products and services. There can be no assurance that we will be able to maintain these relationships or enter into new relationships.

We may be subject government regulation in the future

Certain states assert authority to regulate non-degree granting education providers if such provider's educational programs are available to such state's residents. Based upon its review of applicable laws, we believe that we are exempt from such regulation because we do not participate in any federal or state student aid or loan programs. However, in the future, state laws and regulations could limit our ability to distribute educational services in certain states. If, in the future, we were required to comply with, or were found to be in violation of, a state's current or future licensing or regulatory requirements, we could be subject to civil or criminal sanctions, including monetary penalties, and could be barred from providing educational services in that state. In addition, there may be foreign regulatory requirements that must be met in order to provide programming in the international markets and there can be no assurance that such requirements can be met

We may be unable to recruit suitable providers of course and assessment materials

Our anticipated business is the provision of university level courses and qualifications, both via existing institutions and directly to students. We need to acquire course and assessment materials from suitable providers. Our ability to attract and recruit providers of course and assessment materials could be negatively affected by adverse publicity and regulatory action relating to our Company, our products, and operations.

We have to recruit qualified faculty members

Our business requires that we obtain qualified faculty to assess students and to respond to students' academic inquiries. Our success, as well as our future operations, will depend on the extent to which we will be able to recruit and retain qualified faculty. There can be no assurances that we will be able to recruit or maintain suitably qualified faculty in the future.

We need to achieve accreditation for our courses

Although we can market our courses to brick and mortar institutions without accreditation, and although our subsidiary, Kavil University Limited, can enroll students for non-accredited courses, this is an untenable long-term position as it would impede our growth. Accreditation provides students with both an assurance that their time spent studying will provide them with a degree recognized by employers and access to student loans and subsidies. Accreditation requires that suitable courses be provided by suitable faculty to sufficient students, and that the institution meet other criteria such as standards of governance and fiscal responsibility. In some jurisdictions, such as New Zealand, existing universities or their officers, have considerable input into the accreditation process which may be prolonged and obstructed. Accordingly, there can be no assurances that we will ever achieve accreditation in any jurisdiction. If we do not achieve accreditation, it could have a material adverse effect on our business, financial condition and operating results.

We may need to secure additional financing in the future

There can be no assurance that the proceeds of this offering (even if the maximum number of shares are sold) will be adequate to provide sufficient funds for working capital and other expenses associated with developing and running the business. If such funds prove to be inadequate, we may be required to seek additional capital or borrow additional funds. We have not made any arrangements to obtain additional funds, and there can be no assurance that additional funds will be available.

We must retain the officers and qualified personnel

Our success is heavily dependent upon our officers for the operation of our business and the implementation of our business plan, particularly George
Franich, Peter Caccioppoli and Rhys Cullen. We intend to purchase keyman insurance coverage for Mr. Franich, Mr. Caccioppoli and Mr. Cullen. The loss of any of these individuals could have a materially adverse effect on our Company. In addition, our ultimate success will be dependent, in significant part, upon our ability to attract and retain motivated qualified personnel with experience in the various phases of our business. There can be no assurance that existing management will remain with the Company or that qualified replacements will be available, if necessary. Competition for qualified personnel is intense. We have no experience in recruiting or retaining such qualified personnel. Furthermore, there can be no assurance that additional qualified personnel can be located in a timely fashion.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

3. BUSINESS AND PROPERTIES

With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do including what product or goods are or will be produced or services that are or will be rendered.

We will supply university level courses and the assessment of students (via homework and examinations) who take such courses to tertiary institutions. This will enable smaller colleges and universities, as well as those in less developed parts of the world, to widen the range of courses they are able to offer. The materials will be designed for self- study and will be distributed over the Internet. A typical client institution will offer students 'brick and mortar' based tutorials in the 'cyberuni' courses it offers, with most learning taking place over the Internet. The assessment of students will be undertaken by the faculty of cyberuni.org, inc. It is intended that cyberuni.org, inc. will receive a proportion of the enrollment fees paid by or on behalf of each student enrolled in a 'cyberuni' course.

Our subsidiary, Kavil University Ltd., will recruit students directly and offer them tertiary courses and qualifications. All of Kavil University's courses will be 'cyberuni' ones offered on-line to its students. This business-to-consumer sales structure will complement the business-to-business operations of cyberuni.org, inc. and will enable us to participate directly in the projected growth of Internet based distance learning.

Our proposed business can be broken down into the following four areas:

         1. The supply of university level courses and their assessment to tertiary institutions

In the context of tertiary education, the Internet allows university courses to be shared by many students. The would-be accountant in Bombay can study the same materials as, share her learning experience with (via discussion groups and chat rooms), and be assessed by the same process (even the same person) as, her peer in Palo Alto, California or central Africa.

More than this, what is shared can be a global standard course or qualification. Regardless of where they studied, there are common standards expected of graduates, whatever their discipline. This is most obvious in professional courses such as medicine or business but is also true of liberal arts and science graduates.

In contrast to 'brick and mortar' learning where students in packed lecture theaters are subjected (necessarily, because of time constraints) to a one size fits all presentation of content and concepts, the Internet allows students, in an appropriately designed course, to select their own route to the achievement of their own learning objectives. Students can be told in advance what critical skills and content they need to learn and are then invited to construct their own learning path from the materials presented to them.

Brick and mortar institutions have regarded the Internet as a classroom extension. Their administrators have encouraged a move on-line with the expectation that this will increase revenues. Smaller institutions fear the move of their larger neighbors on-line. Many of them need every student they can get, and the loss of even a few to an on-line neighbor would severely impact on their financial viability.

We believe that the Internet does not need to be a threat to smaller colleges and universities. The Internet is a decentralizing force, not a centralizing one. Our core business will be the provision of global standard courses and qualifications to small or isolated colleges and universities. Our brick and mortar partners will provide a room and a tutor for regular meetings of their students enrolled in the 'code share' papers. Small towns and developing nations alike will be able to retain their students as a much wider range of university level courses and qualifications will be available without leaving home.

Potential investors can evaluate some of our first courses for themselves. They are:

critical thinking, at http://www.cyberuni.vu/critthinking2
medical ethics, at http://www.cyberuni.vu/medethics2
New Zealand Novel 1, at http://www.cyberuni.vu/nznovel1

The log-in and password 'investor' allows access to these papers.

         2. Ownership of a distance education institution.

Not all potential students will have access to a 'code sharing' brick and mortar institution. We are the beneficial owners of all the outstanding shares in Kavil University Limited, an international company incorporated, for jurisdictional reasons, in the Republic of Vanuatu. Kavil University Limited owns and operates an on-line campus at http://www.cyberuni.vu. This on-line campus recruits students directly.

         3. Development of the www.cyberuni.org web-site as a sticky portal

There are two fundamental questions asked by members of an academic community. They are 'how can I find out about...?' and 'who can I talk to about...?'. We intend for our web site to be the web site for addressing these questions from pre-school through to Nobel Laureate levels of education, the ultimate reference and (academic) discussion venue. A sticky web portal, added to the 'favorites' page of every curious human.

         We have registered 10,000 members since July 1999, when we made this URL a `members only' site.

         4. Building relationships with feeder institutions.

We plan to develop relationships with feeder institutions by offering scholarships that will enable some academically able students to access, or even complete, cyberuni courses while at high school. We plan to develop these relationships by:

    o organizing competitions with cash or travel rewards that will maintain the Company's profile at the level of feeder institutions.
         Traditionally, this has been done by 'essay competitions' or invitations to attend a special interest or bridging 'summer school' The Company expects to be able to introduce some innovative approaches in this area, although it has not tried to develop these as yet.

    o organizing regional High School projects as expanded versions of this years 'Huia' project (see http://www.cyberuni.ac.nz/members_only/huia )

    o    offering   scholarships  or  sabbatical   awards  to  staff  at  feeder
         institutions that enable them to enter the 'cyberuni' world for a period of time.

On one level we expect to develop relationships with potential students by providing them

(through the www.cyberuni.org web-site) with a homework and learning aide that will be useful in grade and high school. When they consider universities, the students will already be familiar with our methods and will have experienced success with it.

An example of our approach to research and feeder  institutions  is demonstrated
by  the  'Huia'   project.   The  'Huia'  and  similar  future   projects  build
relationships with feeder institutions (high schools) by:

    o     making cyberuni visible to them;

    o     demonstrating that cyberuni is interested in them; and

    o offering students a chance to taste the critical thinking 'borders of knowledge' culture of a university.

We see this approach to research and to feeder institutions as exciting and innovative. The timing is right for the Huia project. It enthuses (at least some) students from a variety of academic backgrounds. The moral issues are today's. Whether or not Huia ever live again, cyberuni.org, inc. will have
functioned  as  a  university   should,   by  forcing  society  to  examine  its
closely-held beliefs. Accordingly, we anticipate that some students who participate in Huia-type projects will follow through and take our courses for their university-level education. In addition, this project has effectively raised the company's profile in the academic and wider community.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

There are no major existing supply contracts.

Production of courses and their assessment

Providers of course and assessment materials will be recruited from the faculty and senior students of existing universities around the world. Many core undergraduate courses (for example, accounting1, statistics1) can be provided by graduate students, with review by a member of the faculty.

Providers will construct courses that meet the educational objectives set by the Company. Courses will deliver content and encourage the development of academic independence appropriate to that level of study. It is envisaged that few course materials will be acceptable when they are first submitted by providers. The Company will provide expert educationalists to assist providers in developing course and assessment materials of the required standard.

Tertiary Providers Limited bought 50,000 shares of the Series A Preferred Stock of the Company at the price of $5.00 per share in return for the fifteen courses. The courses are:

--------------------------------------------------------------------------------------------------
Englit0                        a first course studying English literature
--------------------------------------------------------------------------------------------------
Nznovel1                       a first course studying the novel in New Zealand literature
--------------------------------------------------------------------------------------------------
Nznovel2                       a second course studying the novel in New Zealand literature
--------------------------------------------------------------------------------------------------
Nznovel3                       a third course studying the novel in New Zealand literature
--------------------------------------------------------------------------------------------------
Nzpoetry 2                     a first course studying poetry in New Zealand literature
--------------------------------------------------------------------------------------------------
Nzpoetry3                      a second course studying poetry in New Zealand literature
--------------------------------------------------------------------------------------------------
NZshortstory2                  a first course studying the short story in New Zealand literature
--------------------------------------------------------------------------------------------------
NZshortstory3                  a second course studying the short story in New Zealand literature
--------------------------------------------------------------------------------------------------
NZdrama3                       a first course studying drama in New Zealand literature
--------------------------------------------------------------------------------------------------
metaphysics1                   a first course in metaphysics
--------------------------------------------------------------------------------------------------
Ethics1                        a first course in moral philosophy
--------------------------------------------------------------------------------------------------
AppliedEthics2                 a first course in applied ethics
--------------------------------------------------------------------------------------------------
MedEthics2                     an undergraduate course in medical ethics
--------------------------------------------------------------------------------------------------
BusinessEthics3                an undergraduate course in business ethics
--------------------------------------------------------------------------------------------------
EnvironEthics3                 an undergraduate course in environmental ethics
--------------------------------------------------------------------------------------------------

A  number  of  these  courses  are  currently   offered  through  the  Company's
subsidiary, Kavil University Ltd.

Student assessment will be carried out by the faculty of cyberuni.org, inc., the majority of whom will have doctorate-level qualifications. A majority will also hold or have held academic posts at a recognized (accredited) university.

Ownership of a distance education institution.

The Company's subsidiary, Kavil University Limited, operates a distance learning institution at http://www.cyberuni.vu This offers all and only 'cyberuni' courses. More than twenty such courses are presently available.

Development of the www.cyberuni.org web-site as a sticky portal

The    development    of   this   will    require   the    appointment    of   a
librarian/educationalist and assistance from the Company's growing IT department. We do have over 10,000 members already, and we have had approaches from pre-university web-sites in North America interested in some form of partnership.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

We expect to sell university level courses within the tertiary education industry. Traditionally, university education has been a rite of passage signaling the transition into adulthood for white middle-class teenagers. It has involved the youth of small towns moving to a relatively big city. The youth of third world countries have had to live abroad to acquire an acceptable university degree. Over the last twenty or thirty years, the industry has broadened. More school-leavers now enter tertiary education, and more adults return to it. Innovations have removed barriers to access. Of relevance to cyberuni.org, inc. has been the shift from lectures at times that suited the lecturer, to lectures in the evenings, to distance education, and most recently to Internet-based learning. We intend to compete in this tiny, but expanding, segment of the tertiary education market. Its product is Internet-based learning. Initially, we will compete with other providers in California, Australia and New Zealand. However, the Company eventually sees itself as a global provider of standardized courses.

The tertiary education industry has its own characteristics. It is large, expanding, and increasingly competitive with institutions under pressure to grow and contain costs at the same time. We intend to offer smaller institutions an alternative to the 'merge or decline' option. These colleges and universities will be able to increase the number of courses they offer, and those courses will contribute to internationally standardized qualifications. Our faculty will assess students enrolled in these courses, so that students from various points on the globe can potentially have their essays marked by the same professor in, for example, California.

The cost structure of client institutions will be significantly reduced. They will not have to employ a philosopher of science for example, to offer a paper or papers in the philosophy of science. cyberuni.org, inc. will supply the course materials and assess the students. The client institution will provide a learning environment, typically tutors and rooms for regular meetings and discussion. Although tutors will need to have some familiarity with the course materials their real skills will be as learning facilitators rather than content specialists. They will be able to act as tutors for a range of subjects.

Internationally, student numbers are rising as less developed countries realize the economic importance of a tertiary educational infrastructure. In developed countries, the number of healthy retired citizens is rising. Some of these people now have time to pursue an academic interest. Neither of these groups, which include the potential accountant from Indonesia and the retired engineer with an interest in Ancient Rome, are necessarily well served by existing brick and mortar institutions. There are many possible barriers to study; the 'oldie' may feel out of place on campus, the lecture times might be impossible to attend, there may not be a local brick and mortar institution or it might offer unsuitable courses. Kavil University Ltd., with its virtual campus at http://www.cyberuni.vu offers a way around those barriers. Students download or print out their course materials and readings, submit their assessment materials via email, and communicate with their tutor via email or discussion group.

Brick and mortar institutions have begun to enter the markets targeted by cyberuni.org, inc. and its subsidiary, Kavil University Ltd. Institutions are beginning to offer common courses. For example, the first year of the public health qualifications offered by Melbourne and Monash universities has a common curriculum. The teaching load is shared between the two institutions and students sit for a common exam. However, progress is slow and ideas of institutional 'autonomy' present significant hurdles.

Many institutions now offer at least some papers on-line. However, the range of papers offered on-line by individual institutions is limited (perhaps principally, by staff commitment and available resources). One solution is the development of hybrids that offer on-line papers from a number of member
institutions   together   these  amount  to  sufficient   content  to  meet  the
requirements of a diploma or degree. In North America, Western Governors University is of this type. In Australia, "Open Learning Australia" is an example of such a platform.

This move of brick and mortar institutions to on-line education is a recognition of the perceived potential for future growth. We believe that we can compete with large, financially powerful brick and mortar institutions on-line because we use the medium differently. The on-line courses offered by brick and mortar institutions today almost all try to recreate the classroom in a 'virtual' environment. We believe this method, although it reflects the strengths of brick and mortar institutions, is not the only way to use the Internet. The net is a user driven medium that easily lends itself to learning as a guided process (read your choice of these extracts until you have acquired these skills. Test the skills by doing these activities)

We will compete with large, established brick and mortar institutions for a share of the additional student numbers expected in smaller, provincial institutions. We offer these smaller, provincial, institutions an alternative to the take-over or direct competition offered by large neighbors. These smaller colleges and universities are potential customers for us, and we anticipate that if they can offer a wider range of courses, local students will no longer have to move to big cities for the university education they want.

We envision that the majority of our longer term growth will come from penetration into Asia, India and Africa. Our model of quality course materials and standardized assessment in a local institution that provides generalist tutors may be attractive to developing countries with large populations and a need for professionals, but who have placed a higher priority on the development of their economic infrastructure rather than brick and mortar universities.

Competition

Our competitors include every brick and mortar university. These are all much bigger that our Company and they have an established market share. However, we are not competing with them for their core students. We are providing an alternative for students when enrolling at the brick and mortar institution is not the preferred option, perhaps because it involves leaving home, or giving up a job. We believe that we can compete effectively for these students as the options presently available to them are not appealing and we can provide one that is appealing.

Kavil University Ltd. competes with providers of distance education, including Internet-based courses for students. It may enjoy significant cost-structure advantages (building repairs and maintenance, reduced energy costs, etc.) over those that are part of a brick and mortar institution.

Potential investors are encouraged to visit web-sites such as http://www.degree.net/distance-learning/home.html that provide a catalogue of existing 'on-line' diploma and degree programs. There are already a number of institutions that offer accredited degree programs over the Internet. California is home to some of the best of these (see www.degree.net for a listing) In Australia, Open Learning Australia is the dominant (though small) provider of distance education, while there are no significant providers in New Zealand.

Pricing

Pricing is a difficult issue for the Company, as prices are largely set by funders (generally governments). The major aim of seeking accreditation is to access a funding stream, either directly through the fees paid by governments to tertiary institutions on behalf of students, or indirectly through the qualification of 'cyberuni' students for student loans. The level of government funding in those countries and states where cyberuni operates is likely to be the major determinant of pricing. The effect is that our pricing will be determined by others. However, we expect to have significant cost structure advantages over its brick and mortar competitors as we do not have the cost associated with maintaining a brick and mortar presence.

NOTE. Because this offering circular focuses primarily on details concerning the company rather than on the industry in which the company operates or will operate, potential investors may wish to conduct their own separate investigation of the company's industry to obtain broader insight in assessing the company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company has no major existing sales contracts, nor does it have any customers. Its subsidiary, Kavil University Limited, has enrolled its first students.

Assuming the Maximum is sold, four hundred and fifty thousand dollars ($450,000) of the proceeds of this Offering have been allocated for marketing over the next twenty-four months (see 'Use of Proceeds' below).
The $450,000 will be used as follows:

    o    $100,000 as a grant to a research team to attempt cloning the Huia

    o $270,000 to the public relations firm retained by the Company ($8,000 per month plus special projects)

    o    $80,000 for advertising in print media and over the Internet.

The basis of our marketing strategy will be our product - university level courses that are of high quality and interest to its students. Our focus in the next two years will be on the development of such courses in the areas of law, medicine, commerce, liberal arts and sciences. Our Company is currently in a 'pre-marketing' phase as it does not have product. Our marketing budget is designed to raise our profile and to ensure that 'cyberuni' is perceived appropriately.

Once we have generated interest through our marketing strategies, we will then aim to develop personal relationships with brick and mortar institutions that might benefit from adding some of our courses to the curriculum they offer.

Our subsidiary, Kavil University Limited, will advertise for students and seek accreditation as a tertiary education provider in various jurisdictions, so that its students will be eligible for government support. Until accreditation is achieved, it is anticipated that the majority of students at Kavil University Ltd. will have their fees paid through scholarships. Obtaining funding for these scholarships will be a major focus for Kavil University Limited as courses and qualifications become available from cyberuni.org, inc.

Branding is essential to the marketing strategy of our Company. We have negotiated a contract with a public relations firm to assist with this branding. We intend to host regular academic conferences on issues of public interest. One effect of these should be to raise our profile both within the academic community and with the general public.

The establishment of the 'cyberuni' brand should:

    o    make it easier for us to attract faculty

    o    assist in the sale of naming rights

    o    accelerate the growth in student numbers

A portion of the proceeds of this offering will be used to develop the campus web site, with the aim of making this both a popular and sticky educational portal. Discussion groups, chat rooms, and guests are obvious additions. (See "Use of Proceeds" below)

(e) State the backlog of written firm orders for products and/or services as of a recent date within the last 90 days) and compare it with the backlog of a year ago from that date.

There are no written firm orders for products and/or services. Our Company is a start-up company and it did not exist a year ago.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We employ four full-time and five part-time staff. The part-time staff are all employed in operational tasks - preparing materials for the accreditation process or preparing submitted course and assessment materials for the world wide web.

Over the next twelve months, we may increase our staff, perhaps to as many as twenty full-time equivalents, although the intention is to contract out as much of the work involved in preparing course and assessment materials for use on the Internet as possible.

No employees are subject to collective bargaining agreements, nor are there any strike threats.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We do not own any real estate, plant, equipment or patents. We leases office space (1650 square feet) in Auckland, New Zealand for NZ$2,000 (approximately US$1,000) per month.

This lease expires in March 2000. We pay NZ$500 per month for part-time clerical services and virtual use of a shared office in San Francisco. If this offering is successful we will expand our San Francisco presence, leasing office space (estimated to be US$3,000 per month) and perhaps moving our web server to California.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal Year.

Our operations will not depend upon patents, copyrights, trade secrets, know-how or other proprietary information. Our product is publicly available knowledge. Assuming the Maximum is sold, we have allocated $300,000 of the proceeds of this offering (see 'use of proceeds' below) to the development of our web-site and infra-structure. A major focus of this will be the development of tools for the electronic assessment of students. Our operations will depend on the success of its electronic assessment of its students as these tools will be central to the moderation of grades awarded by different human assessors. We have no confidentiality agreements, no covenants-not-to-compete, and no patents.

We have applied for trademark protection of 'cyberuni' in Australia and New Zealand.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

We are subject to the Education Law requirements of those jurisdictions in which our courses are offered (initially, Australia, California, and New Zealand) There are dual obligations to provide accredited courses and to meet various requirements for registration as a provider. Accreditation of courses is a major hurdle. There are some points in our favor. Our course providers (who are and will be faculty or senior students of established universities) use standard university courses provided by existing reputable brick and mortar institutions as a starting point and cyberuni courses have clear educational objectives that encourage the development of intellectual independence.

Registration as a provider may be more difficult, in light of the fact that the current assessment criteria assume a brick and mortar learning environment.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Kavil University Limited, an international company incorporated in the Republic of Vanuatu, is a subsidiary of cyberuni.org, inc. It was established by a legal firm in the Republic of Vanuatu in January 1999 for the purpose of owning and operating an Internet based campus. All the shares of Kavil University Limited are now beneficially owned by our Company. The beneficial ownership of the shares of Kavil University Limited was purchased by us for $5,000 in March 1999. Kavil University Limited owns and operates 'cyberuni' an Internet based university level campus that can be visited at http://www.cyberuni.vu The accounts of Kavil University Limited are included in the Financial Statements attached hereto.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently, undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

We were incorporated in California on March 2nd 1999.

In March 1999, we purchased the beneficial ownership of all the shares of Kavil University Limited for $5,000. This had belonged to Dr. RM Cullen, a founder of our Company.

In March 1999, 3,500,000 shares of common stock were issued to some of our founders (Peter J Caccioppoli 1,000,000, George V Franich 1,500,000, Matthew Gardiner-Hill Community Trust 1,000,000) for a total of $35,000 and 500,000 shares of common stock were issued to Kavil University Limited for $5,000.

On or about June 15, 1999, we sold 50,000 shares of its Series A Convertible Preferred Stock, $5.00 par value to Tertiary Providers Limited ("TPL") at the offering price of $5.00 per share in exchange for the course materials for the 15 courses presently being offered by our Company. The sale of the Preferred Stock to TPL was exempt from registration pursuant to Regulation S of the Act. TPL is an international company incorporated in the Republic of Vanuatu. None of the shareholders, directors, or affiliates of our Company is a shareholder, director, or affiliate of TPL. None has any beneficial interest in TPL or in any of the preferred shares of our Company that will pass to TPL in this offering.

Potential investors are encouraged to form their own opinion as to the costs of developing prototype courses suitable for use in Internet based learning.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

We anticipate that our Company will be profitable in the next twenty-four months. However, there is absolutely no guarantee that we will ever be profitable. The commencement and extent of future income streams cannot be predicted with any degree of objectivity. Please note that the timetable below is from the date on which we raise a Minimum of $1,000,000.

------------------------------------------------------------------------------------------------------------------------
MILESTONE                                           EXPECTED IN          NOTE       MANNER OF OCCURRENCE
------------------------------------------------------------------------------------------------------------------------
the establishment of scholarships                   6-12 months           (1)       direct approaches by sales team
------------------------------------------------------------------------------------------------------------------------
the sale of naming rights to the university, to
institutes in the university, and  to professorial  12-18 months          (1)       direct approaches by sales team
chairs
------------------------------------------------------------------------------------------------------------------------
Accreditation of some courses                       18 months             (2)       application to accrediting agencies
------------------------------------------------------------------------------------------------------------------------
100 faculty, 75% of whom have a doctorate level     24 months                       word of mouth, selection
degree
------------------------------------------------------------------------------------------------------------------------

1. Prior to accreditation, Kavil University Limited will attempt to generate cash flow by:

    o the sale of naming rights to the university, to institutes in the university, and to professonial chairs

    o    encouraging the establishment of scholarships

    o    attracting full fee paying students

2. A key milestone for long term growth and profitability is accreditation in each of the jurisdictions in which we will operate initially (Australia, California, and New Zealand). Accreditation of courses and qualifications can occur on a 'one at a time' basis. Once accreditation of a course has been achieved, cyberuni.org, inc. can begin marketing the course to regional brick and mortar institutions. This should occur within eighteen months of receipt of the Minimum proceeds from this offering.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

We need to reach our critical mass - 500 papers is a reasonable estimate of this. We will then have the product range to offer the provincial brick and mortar institutions that will be our principal customers. We, however, plan to begin marketing our courses to brick and mortar institutions once an individual course has received accreditation. If academicians are enthusiastic in their response to our company, then we will be confident that we can reach that number before we need to raise more capital. However, although our aim is to use the proceeds from this Offering to finance our growth until the 500 papers, 100 faculty, 1,000 students threshold, the reality is that if these targets cannot be achieved within thirty-six months another round of financing may still be needed at that time, on whatever terms the we can achieve.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

                             OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net after-tax earnings for the last fiscal year?

This is the first year of operations for the Company and so it has not had any earnings to date.

6. If the Company had profits, show offering price as a multiple of earnings.

  Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyright, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The (consolidated) Company had net tangible book value per share of (.00526) cents per share on July 31, 1999 (see Financial Statements Exhibit 1, attached).

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The Company is offering for sale 1,000,000 shares of its Series A Convertible Preferred Stock (the "Series A Preferred Stock"). As such, the holders of the Series A Preferred will have a preference on the liquidation of the Company in the amount of $5.00.

The offering price bears no relationship to any objective criteria of value. The price does not bear any relationship to the assets, book value, historical earnings, or net prospects (if any) for similar companies. It is similarly unrelated to the previous experience of management, the Company's anticipated results of operations, or the present financial resources of the Company.

The Company has laid the basis for its growth, and has set a price for this offering that it believes the market will stand, given the balance between the high risk of the investment and the opportunities for growth.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We were  incorporated on March 2, 1999. We have issued four million  (4,000,000)
shares of its Common  Stock in the  previous  twelve  months.  We have also sold
50,000 shares of its Series A Convertible  Preferred  Stock,  $5.00 par value to
Tertiary  Providers  Limited  ("TPL") at the  offering  price of $5.00 per share within  the last 12 months.  The  following  table  sets  forth the  information relating to all  securities  issued by our Company  within one year prior to the filing of this Form SB-1:

-----------------------------------------------------------------------------------------------------------------------
    Shareholder Name              Date Acquired          Number of Shares(1)        Consideration    Total Shares Owned
                                                                                                        as of 7/01/99
-----------------------------------------------------------------------------------------------------------------------
George Vidak Franich               March 2,1999               1,500,000                   Cash              1,500,000
-----------------------------------------------------------------------------------------------------------------------
Peter Joseph Caccioppoli           March 2,1999               1,000,000                   Cash              1,000,000
-----------------------------------------------------------------------------------------------------------------------
Matthew Gardiner-Hill              March 2,1999               1,000,000                   Cash              1,000,000
Community Trust(2)
-----------------------------------------------------------------------------------------------------------------------
Kavil University Ltd               March 2, 1999                500,000                   Cash                500,000
-----------------------------------------------------------------------------------------------------------------------
Tertiary Providers                 June 15, 1999                 50,000                                        50,000
Limited
-----------------------------------------------------------------------------------------------------------------------

--------

(1) All of the shares of Common Stock purchased within the last one year period were bought at the price of $0.01 per share. The shares of Preferred Stock sold to TPL were sold at the offering price of $5.00 per share.

(2) Peter Joseph Caccioppoli, George Vidak Franich and Dr. Rhys Michael Cullen are the trustees, Dr. R M Cullen is the chairman of the Trust.

All outstanding shares of Common Stock were issued in March 1999 in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and section 25102(f) of the California Corporations Code. The sale of the Preferred Stock to TPL was exempt from registration pursuant to Regulation S of the Act.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.

If the maximum of one million (1,000,000) shares is sold, investors in this offering will have 19.8% of the outstanding shares of the Company.

If the minimum of one hundred twenty thousand (200,000) shares is sold, investors in this offering will have 2.9% of the outstanding shares of the Company.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $25,250,000
If the minimum is sold: $20,850,000

There are no outstanding convertible securities, options, or rights.

Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.

                                              USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

The Company must reach the Minimum of $600,000 before it can use the proceeds of this offering.

                            ------------------------------------------ ---------------------------------------------
                                              MINIMUM                                     MAXIMUM
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
TOTAL PROCEEDS                        600,000                                     5,000,000
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Less Offering Expenses
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Legal & Accounting                     50,000                   8.5%                250,000                     5%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Copying & Advertising                  30,000                     5%                 80,000                   1.6%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
NET PROCEEDS FROM OFFERING            520,000                  86.5%              4,670,000                  93.4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Use of Net Proceeds
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Purchase of Course                     50,000                   8.5%              1,200,000                    24%
Materials (1)
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Accreditation (2)                      10,000                     2%                150,000                     3%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Develop Web Site and                   50,000                   8.5%                300,000                     6%
Infrastructure (3)
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Leases (4)                             30,000                     5%                100,000                     2%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Marketing (5)                          20,000                     3%                370,000                   7.4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Salaries
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
- Administration (6)                  200,000                    33%              1,000,000                     20
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
- Faculty (7)                          50,000                   8.5%                450,000                     9%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
- Sales (8)                            30,000                     5%                200,000                     4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Travel (9)                             40,000                     7%                200,000                     4%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Utilities                              20,000                     3%                100,000                     2%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
Working Capital                        20,000                     3%                600,000                    12%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------
TOTAL USE OF NET PROCEEDS             600,000                   100%              5,000,000                   100%
--------------------------- ------------------- ---------------------- ---------------------- ----------------------

NOTES TO USE OF PROCEEDS SECTION

1. If only the Minimum is achieved then the Company will seek to acquire courses by means other than purchasing them for cash. It might, for example, offer to pay providers a set proportion of the enrollment fees from each of the first 100 students that enroll in a course.

2.  This  is  an  estimate  only  of  the  costs  of  accrediting   courses  and
qualifications, not 'Kavil University Ltd.', in Australia, California, and New Zealand.

3. The Company is looking to develop a computer grading program for the assessment materials and the database support for managing students' academic progress and records.

4. Office Space

5. The objective is to develop the 'cyberuni' profile and brand image in our target markets. In the event the Maximum is sold the proceeds will be used as follows:

    o    $100,000 as a grant to a research team to attempt cloning the Huia

    o $270,000 to the public relations firm hired by the Company ($8,000 per month for 24 months plus special projects)

    o In the event only the Minimum is raised, the major expense here will be the public relations firm at $8,000 per month

6. Administration at this stage of the Company's development is a coordination and recruitment function.

7. The Company needs to recruit suitably qualified faculty. Initially these will be part-time positions.

8. By the end of 2000, the Company expects to have product to offer brick and mortar institutions

9. Air fares and accommodation between Australasia and the United States with some development of relationships in Europe, Asia, and Africa.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not Applicable. The Company must raise the Minimum of $600,000 prior to using the proceeds from this Offering.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent. explain.

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets other than in the ordinary course of business briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of proceeds is to be used to acquire assets other than in the ordinary course of business

(d) If any  amount  of the  proceeds  is to be used to  reimburse  any  officer,
director,   employee  or  stockholder  for  services  already  rendered,  assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof.
Indicate the Company's plans to resolve any such problems.

The Company is not having nor does it anticipate having within the next 12 months any cash flow or liquidity problems. It is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. The

Company has no outstanding trade payables. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Proceeds from this offering will satisfy the Company's cash requirements for the next 12 months

                                 CAPITALIZATION

13. Indicate the capitalization of the company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom.

     The following table sets forth the existing capitalization of the Company and the pro forma capitalization as adjusted after giving effect to the issuance at closing of 750,000 shares of common stock offered in this placement:

                                                              July 31                    Pro Forma
                                                              1999                       As of July 31, 1999
                                                              ----                       -------------------
Indebtedness:
         Long-term indebtedness ........................       $0.00                          $0.00
Stockholders' Equity:
         Preferred Stock, 5,000,000 shares authorized:      $250,000                     $5,250,000
         Common Stock, no par value per share,
         50,000,000 shares authorized:
                  4,000,000 issued and outstanding           $40,000 (1)                    $40,000

Accumulated Deficit ....................................    ($78,847)                      ($78,847)

Total Stockholders' Equity .............................    $211,153                     $5,211,153

                            DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

Series A Convertible Preferred Stock, $5.00 Par Value.

15. These securities have:

Yes      No
[X]      [ ]   Cumulative voting rights
[ ]      [X]   Other special voting rights
[ ]      [X]   Preemptive rights to purchase in new issues of shares
[ ]      [X]   Preference as to dividends or interest
[X]      [ ]   Preference  upon  liquidation
[ ]      [X]   Other special rights or preferences

16. Are the securities convertible?

Yes, the shares of Series A Convertible Preferred Stock, $5.00 Par Value, are convertible into shares of Common Stock upon the occurrence of certain events. See Series A Convertible Preferred Stock, $5.00 Par Value Certificate of Determination, attached hereto.

17. If securities are notes or other types of debt securities:

The securities are not notes or other types of debt securities.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative?    [  ] Yes       [X] No
Are securities callable?            [  ] Yes       [X] No

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw, or contractual provision or document that gives rise to the rights of the Preferred or Preference Stock, notes or other securities being offered.

 19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There  are  no   restrictions   on  dividends  under  loan  or  other  financing
arrangements or otherwise.

20. Current amount of assets available for payment of dividends. If deficit must be first made up, show deficit in parentheses.

No assets are currently available for the payment of dividends.

                              PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

There are no selling agents in this offering. The Company, however, reserves the right to engage selling agents in the future.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

There are no selling agents or finders.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

George Franich
cyberuni.org, inc.
580 California Street, Suite 500
San Francisco, CA 94104
P: (415) 283.3259
F: (415) 283.3301

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter 5 of the. Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

For investors residing in the State of California, if the aggregate purchase price of all shares purchased by that investor during the 12 months preceding the proposed sale, including the proposed sale, is in excess of $2,500, the investor must warrant that:

    o He/she with his/her spouse has a minimum net worth* of at least $250,000 and had a minimum gross income of $65,000 during the last tax year and will have (based on a good faith estimate) minimum gross income of $65,000 during the current tax year; or

    o    He/she with his/her spouse has a minimum net worth* of $500,000; AND

    o In either case the aggregate purchase price of all such shares referenced above does not exceed 10% of his/her net worth.*

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

The Pacific Bank, N.A.
100 Montgomery Street
San Francisco, CA 94104
Attention:    Trust Division
Tel. No.: (415) 576-2586
Fax No.: (415) 398-0961

The Pacific Bank, National Association is acting only as an Escrow Holder in connection with the Offering of securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All of the 4,000,000 shares of Common Stock issued prior to this public offering were issued in reliance on the "private placement" exemption under the Securities Act of 1933, as amended (the "Act"). Such shares will not be available for sale in the open market without registration except in reliance upon Rule 144 under the Act. In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares acquired in a non-public transaction for at least one year, and who is not deemed to be an "affiliate" of the Company, as that term is defined under the Act, would be entitled to sell within any three month period, a number of shares that does not exceed the greater or 1% of the then outstanding shares of Common Stock, or the average weekly reported trading volume on all national securities exchanges through NASDAQ during the four calendar weeks preceding such sale, provided that certain current

------------

* Net worth for purposes hereof exclues all equity and interests in the investor's personal residence, automobiles and furnishings.

public information is then available. In March of 2001, all of the shares of Common Stock acquired by the initial shareholders may be eligible for public sale under Rule 144 subject to the foregoing restrictions. If a substantial number of the shares owned by the initial shareholders were sold pursuant to Rule 144 or registered offering, the market price of the Common Stock could be adversely affected. The Company sold 50,000 shares of Series A Preferred Stock to TPL pursuant to an exemption from registration pursuant to Regulation S of the Act. Securities that are acquired overseas pursuant to Regulation S, may be resold in the United States only if they are registered under the Act or if an exemption from registration is available.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

                    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company was incorporated on March 2, 1999 and has not paid dividends, made distributions upon its stock or redeemed any securities since then.

                    OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Name: George Franich
Age: 32
Office Street Address: 580 California Street, Suite 500, San Francisco, CA 94104 Telephone No. 415.283.3259

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Goodman Fielder Milling and Baking (NZ) Ltd. 1995-1999 financial controller (baking) 1999, previously group accountant (baking) job responsibilities include: consolidation of financial reports (management and statutory) including current tax and cash flow statements; tax compliance; consolidation of budgets; daily cash flows; budgetary planning. Presently responsible for a budget of US$120,000,000. The parent company is listed on both the Australian and New Zealand stock exchanges.

Prior to accepting a position with Goodman Fielder, George Franich was accountant and factory manager for 'Kliktube' a private company that manufactured plastic fittings with an annual turnover of approximately 1 million dollars.

His first job as an  accountant  was with business  services,  Peat Marwick (now
KPMG). George Franich left Peat Marwick for the position at Kliktube.

Since 1988 George Franich had been treasurer of the Central United Football Club, presently New Zealand's leading soccer club.

Education (degrees, schools, and dates):

B.Comm (Auckland) 1991
George Franich is also a Director of the Company

30. Chief Operating Officer:

Name:  Peter Caccioppoli
Age: 20
Office Street Address: 90 Symonds St.,
Peter Caccioppoli level 2 Auckland, New Zealand
Telephone No. +64-9-3093387

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

First job since leaving school

Education (degrees, schools, and dates): No degrees

Peter Caccioppoli is also a Director of the Company
Peter Caccioppoli anticipates that a Californian will be recruited to the position of chief operating officer when this offering closes.

31. Chief Financial Officer.

Name: George Franich
Age: 32
Office Street Address: 580 California Street, Suite 500, San Francisco, CA 94104 Telephone No. 415.283.3259

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
see above (Chief Executive Officer)

Education (degrees, schools, and dates):
B.Comm (Auckland) 1991
George Franich is also a Director of the Company

32. Other Key Personnel

Name:  Rhys Michael Cullen
Age: 38
Office Street Address: 90 Symonds St., level 2, Auckland, New Zealand Telephone No. +64-9-3093387

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

self-employed as a medical practitioner since 1987 research fellow, Department of Mathematics, Auckland University, since November 1998 Active researcher in family medicine.

For the last five years Dr. Cullen has been chairman of the Matthew Gardiner-Hill Community Trust, a not for profit organization (incorporated under the New Zealand Charitable Trusts Act 1957) that provides tertiary education scholarships, and secondary school bursaries, and funds teacher sabbaticals. The trust has developed a close relationship with Hastings Boys High School. Dr. Cullen is an old boy of this school and was dux in 1978.

Education (degrees, schools, and dates):

Master of Family Medicine (Monash University) 1999 Diploma of Professional Ethics (Auckland University) 1999 Bachelor of Arts (Auckland University) 1998 senior prize in philosophy Master of Science (Auckland University) 1996 senior prize in mathematics Diploma of Statistics (Auckland University) 1992 Bachelor of Medicine, Bachelor of Surgery (Auckland University) 1985

RM Cullen is not a director of the Company, and will work full-time on Company matters.

33. Number of Directors.

The Bylaws allow up to five directors. At present there are three.

34. Information Concerning outside or other directors.

A. Name: Anthony Peter Franich
Age: 24
Office Street Address: 90 Symonds St., level 2 Auckland, New Zealand Telephone No. +64-9-3093387

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

For the last two years, since graduating, Anthony Franich has been travelling in Europe.

Education (degrees, schools, and dates):
Bachelor of Business Studies, major in tourism (Massey University) 1996

35 (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

No.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances. including relevant dates.

None of the Officers or Directors has ever managed any other company in the start-up or development stage.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Since November 1999 the company has paid $10,000 per month for Dr Cullen's services to a family trust incorporated in the Republic of Vanuatu. This amount will increase in November 2000 but the service contract has not yet been finally negotiated.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company does not have key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any State insolvency law has been filed by or against the Company or its Officers, Directors or other key personnel and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's 0fficer, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


                             PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred.
Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

---------------------------- ------------- ---------------------- ------------- ----------------------- --------------
Class of Shares              Average       No. of Shares Now      % of Total    N. of Shares After      % of Total
                             Price per     Held                                 Offering if All
                             Share                                              Securities Sold
---------------------------- ------------- ---------------------- ------------- ----------------------- --------------
Common                       $0.01         1,500,000              37.0%         1,500,000               29.7%

Mr. George Vidak
Franich
130A Cliff View Drive
Green Bay
Auckland
New Zealand

---------------------------- ------------- ---------------------- ------------- ----------------------- --------------
Common                       $0.01         1,000,000              24.7%         1,000,000               19.8%

Mr. Peter Joseph
Caccioppoli
Business Address
90 Symonds St., level 2
Auckland
New Zealand
---------------------------- ------------- ---------------------- ------------- ----------------------- --------------
Common                       $0.01         1,000,000              24.7%         1,000,000               19.8%

Matthew Gardiner-Hill
Community Trust (1)
Business Address
90 Symonds St., level 2
Auckland
New Zealand
---------------------------- ------------- ---------------------- ------------- ----------------------- --------------
Common                       $0.01         500,000                12.3%         500,000                 9.9%

Kavil University Ltd.
2nd Floor, Raffea House
Kumul Highway
Port Vila
Vanuatu
---------------------------- ------------- ---------------------- ------------- ----------------------- --------------

(1) The Matthew Gardiner-Hill Community Trust is a not for profit organization (incorporated under the New Zealand Charitable Trusts Act 1957) that provides tertiary education scholarships, and high school bursaries, and funds teacher sabbaticals. The trust has developed a close relationship with Hastings Boys High School. Dr. RM Cullen is an old boy of this school and chairman of the trust. Peter J Caccioppoli and George Vidak Franich are the other trustees.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before Offering:  3,500,000 shares (86.4% of total outstanding)

After Offering: 3,500,000 shares (86.4% of total outstanding)

a)  Assuming  minimum   securities  sold:   3,500,000  shares  (82.4%  of  total
outstanding) b) Assuming maximum securities sold: 3,500,000 shares (69.3% of total outstanding)

             MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

George and Anthony Franich are brothers.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods. property or services to or from the Company, employment or stock purchase contract., etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not has made loans to nor is it doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons).

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering. explain and state the amounts involved.

The sub-lease of the Company's offices in Auckland (NZ$2,000 per month, expiring in March 2000) has been taken personally by Peter Caccioppoli.


40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal Year:

The  Company  was  incorporated  on March 2,  1999.
Peter Caccioppoli is paid USD24,000 per annum
Antony Franich is paid USD18,000 per annum
Since November 1999 the company has paid USD10,000 per month for Dr Cullen's services. George Franich will commence working full time for the company from January 2000 at an annual salary of USD90,000. Bonuses and benefits have not yet been agreed No final contracts have been negotiated with any of the directors and key personnel yet.

(b) If remuneration is expected to change, or has been unpaid in prior years, explain

Substantial annual remuneration increases are planned for each of the next three years for the directors and key personnel.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated other than that with George Franich, Anthony Franich, Peter Caccioppoli, and Rhys Michael Cullen (see preceding paragraph)

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights.

None.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

None.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Internal Revenue Code and the California Corporations Code does require shareholder approval of certain actions. Potential investors are referred to
Section 310 and of the Code and Subarticle 4 of the California Code of Regulations.


42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

No such arrangements have been made.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

                                   LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition. or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition. or operations.

                               FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986 and it is anticipated that any significant tax benefits will be available to investors in this offering.indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation under the Internal Revenue Code of 1986

                              MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company has a subsidiary, Kavil University Limited, domiciled in the Republic of Vanuatu.

Kavil University Limited is intended to be a global institution. Incorporation in California or Australia would have branded it as a regional one, in a way that incorporation as an international company in Vanuatu does not. Moreover, incorporation in Australia or New Zealand with a name that included the protected word 'university' would not have begun the Company's relationship with accrediting agencies in the right way. Incorporation, using the word 'university,' of a non-accredited institution in California would have invited unwarranted comparisons with the mail order degree mills for which the State is notorious.

The Internet-based campus does provide university level courses and will be a true university campus. The use of 'university' in the Company's name sets appropriate expectations.

                              FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form

Our financial statements are set forth on page F-1 of this offering circular.

               MANAGEMENT'S DISCUSSION OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

We are a start-up company formed in March of 1999. We have not started to aggressively advertise our services.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months and give a rough estimate of the probable extent of the impact, if possible.

Not Applicable. The Company is a start-up.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year. What is the anticipated gross margin for the next year of operations? If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Not Applicable. The Company is a start-up and has not had significant sales.


50. Foreign sales as a percent of total sales for last fiscal year. Domestic government sales as a percent of total domestic sales for last fiscal year:
Explain the nature of these sales,
including any anticipated changes:

Not Applicable. The Company is a start-up.


                                  NOTIFICATION

Significant Parties

     List the full names and business and residential addresses, as applicable, for the following persons

     (a) the issuer's directors;

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland
     New Zealand

     Mr. Anthony Peter Franich
     30 Maple St.
     Avondale
     Auckland
     New Zealand

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland
     New Zealand

     (b) the issuer's officers;

     President/Chief Executive Officer

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland
     New Zealand

     Chief Operating Officer/Secretary

     Mr. Peter Joseph Caccioppoli

     Business Address
     90 Symonds St., level 2
     Auckland
     New Zealand

     Chief Financial Officer

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland
     New Zealand

     (c) the issuer's general partners.

     The issuer is a corporation and has no general partners.

     (d) record owners of 5 percent or more of any class of the issuer's equity securities:

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland
     New Zealand

     Dr. Rhys Michael Cullen
     (as trustee of the Matthew Gardiner-Hill Community Trust)
     Business Address
     90 Symonds St., level 2
     Auckland
     New Zealand

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland
     New Zealand

     Kavil University Ltd.
     2nd Floor, Raffea House
     Kumul Highway
     Port Vila
     Vanuatu

     (e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

     Mr. Peter Joseph Caccioppoli
     Business Address
     90 Symonds St., level 2
     Auckland
     New Zealand

     Dr. Rhys Michael Cullen
     (as trustee of the Matthew Gardiner-Hill Community Trust)
     Business Address
     90 Symonds St., level 2
     Auckland
     New Zealand

     Mr. George Vidak Franich
     130A Cliff View Drive
     Green Bay
     Auckland
     New Zealand

     Kavil University Ltd.
     2nd Floor, Raffea House
     Kumul Highway
     Port Vila
     Vanuatu

     (f) promoters of the issuer;

     Not applicable.

     (g) affiliates of the issuer;

     Peter Joseph Caccioppoli, Rhys Michael Cullen, the Matthew Gardiner-Hill Community Trust, George Vidak Franich, and Kavil University Limited are affiliates of the issuer by virtue of their ownership of shares in the Company.

     (h) counsel to the issuer with respect to the proposed offering:

     William D Evers, Esq.
     Evers & Hendrickson, LLP
     155 Montgomery Street, suite 1200
     San Francisco CA 94104


     (i) each underwriter with respect to the proposed offering;

     There are no underwriters for the proposed offering, The Company does reserve the right to engage underwriters in the future, although there are no plans to do so at this time.

     (j)    the underwriter's directors.

     Not applicable.

     (k) the underwriter's officers.

     Not applicable.

     (1) the underwriter's general partners; and

     Not applicable.

     (m) counsel to the underwriter.

     Not applicable.

Relationship with Issuer of Experts Named in Registration Statement

Not applicable.

Selling Security Holders

No part of the proposed offering involves the resale of securities by affiliates or existing shareholders of the Company.

Changes and Disagreements with Accountants

This is a start-up company and there are no changes or disagreement with the Company's accountants.

Disclosure  of  Commission   position  on  Indemnification  for  Securities  Act
Liabilities

         Our Corporation is authorized, to the fullest extent permissible under California law (the State of Incorporation), to indemnify its agents, whether by law , agreement, or otherwise, for breach of duty to our Corporation and its shareholders in excess of that expressly permitted by California Corporation Code Section 317, and to advance defense expenses to its agents in connection with such matters as those expenses are incurred.

         The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on ____________, 1999


cyberuni.org, Inc.


-------------------------------             -------------------------------


George V. Franich                           Peter J. Caccioppoli

President                                   Secretary


The undersigned, being the officers signing above and being a majority of the Board of Directors of cyberuni.org, Inc, a California corporation, do hereby certify under penalty of perjury under the laws of the State of California that they, and each of them, have read this offering statement and the exhibits thereto and know the contents thereof, and that the statements therein are true and correct.


Executed at __________________________ on this _____ day of __________, 1999.


-------------------------------             -------------------------------
George V. Franich                           Peter J. Caccioppoli
President                                   Secretary


-------------------------------
Anthony P. Franich
Director

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders cyberuni.org, inc.

We have audited the accompanying consolidated balance sheet of cyberuni.org, inc. and subsidiary as of July 31, 1999, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the period from inceptions, March 2, 1999 to July 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of cyberuni.org, inc. and subsidiary as of July 31, 1999, and the consolidated results of their operations and comprehensive income and their cash flows for the period from inception March 2, 1999 to July 31, 1999, in conformity with generally accepted accounting principles. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's ability to continue as going concern is primarily dependent on its ability to raise financing. There is substantial doubt about the ability of the Company to continue as a going concern if it is not able to raise financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

                                           HOLLANDER, LUMER & CO. LLP
Los Angeles, California
October 15, 1999
                        cyberuni.org, inc. AND SUBSIDIARY
                          (A development stage company)
                           CONSOLIDATED BALANCE SHEET
                                  JULY 31, 1999

                                     ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                        $  35,120
     Deferred offering costs
                                                                         28,016
     Prepaid expenses
                                                                         11,153
                                                                      ---------
            TOTAL CURRENT ASSETS                                         74,289
                                                                      ---------

PROPERTY AND EQUIPMENT
                                                                          3,334

OTHER ASSETS

     Course materials
                                                                        251,262
     Web-development
                                                                          7,152
     Trademark
                                                                          3,185
     Goodwill
                                                                          1,000
                                                                      ---------
            TOTAL OTHER ASSETS                                          262,599
                                                                      ---------
TOTAL                                                                 $ 340,222
                                                                      =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued expenses                            $  14,490
     Due to related parties                                             114,579
                                                                      ---------
            TOTAL CURRENT LIABILITIES                                   129,069
                                                                      ---------

SHAREHOLDERS' EQUITY
     Series A convertible preferred stock, $5 par value;
         authorized -5,000,000 shares;
         issued and outstanding - 50,000 shares                         250,000
     Common stock, no par value; authorized - 50,000,000 shares;
         issued and outstanding- 4,000,000 shares                        40,000
     Deficit during the development stage                               (73,296)
     Accumulated other comprehensive income                                (551)
     Less: Common stock of parent company held by a subsidiary           (5,000)
                                                                      ---------
            TOTAL SHAREHOLDERS' EQUITY                                  211,153
                                                                      ---------
TOTAL                                                                 $ 340,222
                                                                      =========
                        cyberuni.org, inc. AND SUBSIDIARY
                          (A development stage company)
         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                           PERIOD ENDED JULY 31, 1999

REVENUE
     Registration                               $     6,468
     Naming rights                                    4,494
                                                -----------

          TOTAL REVENUE                              10,962
                                                -----------

EXPENSES
     Advertising                                     36,608
     General and administrative                      48,053
                                                -----------
          TOTAL EXPENSES                             84,661
                                                -----------

LOSS BEFORE OTHER INCOME                            (73,699)

OTHER INCOME
     Interest income                                    403
                                                -----------

NET LOSS                                            (73,296)
                                                -----------

OTHER COMPREHENSIVE INCOME
     Foreign currency translation adjustments          (551)
                                                -----------

COMPREHENSIVE INCOME                            $   (73,847)
                                                ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
           OUTSTANDING                            3,500,000
                                                ===========

BASIC AND DILUTED LOSS PER SHARE                  $   (0.02)
                                                ===========

                                                 cyberuni.org, inc. AND SUBSIDIARY
                                                  (A development stage company)
                                                STATEMENTS OF SHAREHOLDES' EQUITY

                                       Preferred Stock           Common Stock          Accumulated  Comprehensive    Total
                                     Shares      Amount       Shares       Amount       Deficit        Income
                                    ---------- -----------  ------------ -----------  ------------  ------------- ------------
Common stock issued in March 1999                   $  --     4,000,000    $ 40,000    $    --         $    --      $  40,000
for cash ($ .01/share)
Series A convertible preferred                                                                                        250,000
stock issued   in June 1999 in         50,000     250,000
exchange for courses material
($ 5/share)
Purchased of common stock by a                                (500,000)     (5,000)                                   (5,000)
subsidiary company
Foreign currency translation                                                                               (551)        (551)
adjustment
Net loss                                                                                 (73,296)                    (73,296)
                                    ---------- -----------  ------------ -----------  ------------  ------------- ------------
Balance, July 31, 1999                 50,000    $250,000     3,500,000    $ 35,000    $ (73,296)          (551)     $211,153
                                    ========== ===========  ============ ===========  ============  ============= ============

                        cyberuni.org, inc. AND SUBSIDIARY
                          (A development stage company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           PERIOD ENDED JULY 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                      $ (73,296)
     Adjustments to reconcile net loss to net cash used in operating activities:
              Foreign currency translation adjustment                                   (551)
Changes in operating assets and liabilities:
              Increase (decrease) in :
              Prepaid expenses                                                       (11,153)
              Deferred charges                                                       (28,016)
              Accounts payable and accrued expenses                                   14,490
                                                                                   ---------
      NET CASH USED IN OPERATING ACTIVITIES                                          (98,526)
                                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of course material                                                      (1,262)
     Payment of web-development                                                       (7,152)
     Purchase of property and equipment                                               (3,334)
     Trademark                                                                        (3,185)
     Goodwill                                                                         (1,000)
                                                                                   ---------
      NET CASH USED IN INVESTING ACTIVITIES                                          (15,933)
                                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
      Advance from related party                                                     114,579
      Common stock issued                                                             40,000
      Purchased of common stock by a subsidiary                                       (5,000)
                                                                                   ---------
      NET CASH USED IN INVESTING ACTIVITIES                                          149,579
                                                                                   ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                                 35,120
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD                                            --
                                                                                   ---------
CASH AND CASH EQUIVALENTS END OF PERIOD                                            $  35,120
                                                                                   =========

OTHER CASH INFORMATION
     Interest received                                                             $     403
                                                                                   =========

NON-CASH INVESTING AND FINANCING ACTIVITIES
      Issuance of series A convertible preferred stock in exchange
          for course material                                                      $ 250,000
                                                                                   =========

                        cyberuni.org, inc. AND SUBSIDIARY
                          (A development stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Description of business

     cyberuni.org, inc. (the Company) was incorporated under the laws of the State of California on March 2, 1999. The Company intends to deliver over the internet university level courses that will be graded by its own employed faculty, to students of existing colleges and universities who will contract with the Company to provide the courses. The courses and related materials ("cyberuni" courses) will be developed in house, licensed from existing institutions or purchased from qualified providers.

     In addition the Company will provide a complete university program online through Kavil University, a wholly owned subsidiary incorporated in Republic of Vanuatu, a group of South West Pacific islands, by offering cyberuni courses.

     The Company is currently in the process of raising capital through public offering of its series A convertible preferred stock (see Note 6). The proceeds from the offering will be used to develop an infrastructure to provide online access, acquire course material, recruit faculty members and market its services. Presently the Company offers courses in literature and philosophy and is developing medical and business courses.

2.   Significant accounting policies

     Fiscal  year - The Company  adopted a fiscal  year  ending  July 31.  These
     consolidated   financial  statements  include  the  transactions  from  the inception of the Company,  March 2, 1999 to July 31,  1999.

     Principles of consolidation - The consolidated financial statements include the accounts of Kavil University. All significant intercompany transactions and balances have been eliminated.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Fair value of financial instruments - The Company's financial instruments consist of cash equivalents, accounts payable, accrued expenses, and due to related parties. The fair values of the Company's financial instruments approximate the carrying value of the instruments.

     Long-lived assets - The Company evaluates the carrying value of long-lived assets, including course material, whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows expected to result from the use of the assets, including disposition, is less than the carrying value of the asset.

     Property and equipment - Property and equipment is recorded at cost and depreciation is computed on the straight-line method based upon the estimated useful life of the related asset as follows:

                  Furniture, fixtures, and office equipment   5 years
                  Computers                                   3 years

     Course material - All expenses associated with acquiring course material are capitalized and amortized using the straight-line method over 5 years.

     Cost of start-up activities - Costs of start-up activities, including organization costs are charged to operations as incurred.

     Trademark - All costs associated with registering trademark "cyberuni.org" in New Zealand, Australia, and United States are capitalized and amortized over 5 years. For the period ended July 31, 1999, the Company has not amortized the trademark.

     Deferred offering costs - Deferred offering costs arose from certain legal and other related fees in connection with the sale of the Company's securities in its initial public offering. Upon successful completion of the Company's initial public offering, these costs will be charged to stockholders' equity. If unsuccessful, these cost will be charged to operations.

     Goodwill - Represents the excess of the costs of companies acquired over the fair value of their net assets at dates of acquisition and is being amortized on the straight-line method over 5 years. For the period ended July 31, 1999 goodwill has not been amortized.


     Revenue recognition - Revenue received, which is a portion of the enrollment fees paid by or on behalf of each student enrolled in "cyberuni" course, will be deferred and amortized over the period of the course but not more than one year. The Company also receives revenue from naming rights. Naming rights are sold to sponsors which gives them the right to name institutes, professorial chairs, and other entities within cyberuni. Revenue received from naming rights will be deferred and amortized over the period of the sponsorship agreement or contract.

     Advertising expense- Advertising and promotional costs are expensed as incurred. Advertising expenses include the costs of online and seminars regarding "cloning the huia".

     Foreign currency translation - Both the Company and its subsidiary are using New Zealand dollar as their functional currency. Assets and liabilities are translated into US dollar at period-end exchange rates. Income statement amounts are translated using monthly exchange rates during the year. Gains and losses resulting from translating foreign currency financial statements are accumulated in a separate component of shareholders' equity until the subsidiary is sold or substantially liquidated.

     Net income per share - Basic earnings per share is computed using the weighted average number of common shares. Diluted earnings per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of convertible preferred stock.

     Resent accounting pronouncements - The Company does not anticipate any accounting impact from recently adopted accounting pronouncements.

3.   Disclosure of certain significant risks and uncertainties

     Going concern - The Company's ability to continue as going concern is primarily dependent on its ability to raise financing. The Company is currently attempting to raise $5,000,000 from public offering of its series A convertible preferred stock so that the Company can meet its obligations and sustain its development activities. No assurance can be given that the public offering will be successful.

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

     Subject to government regulations - Regulatory requirements may have to be met in order to provide educational services in the international market. The Company believes that currently it is exempt from any government regulations in the U.S. because it does not participate in any federal or state student aid or loan programs. However, in the future, state laws and regulations could require the Company to meet certain requirements. There is no assurance that the Company can meet such requirements.

     Courses accreditation - Currently none of the Company's courses are accredited in any jurisdiction. This could have a material adverse effect on the Company's business and financial conditions. If the Company attempts to accredit its courses, there can be no assurance that they will achieve accreditation.

     Dependence upon key personnel - The success of the Company is largely dependent on the personal efforts of Messrs. George Franich, Peter Caccioppoli, and Rhys Cullen, the founders. The loss of these individuals could have a materially adverse effect on the Company' operation. Currently there are no employment agreement between the Company and those officers.

     The Year 2000 Matters - The Company's operations are dependent on the Year 2000 readiness of third parties who do business with the Company. The Company cannot guarantee that the systems of third parties on which the Company relies will be Year 2000 compliant. Their failure to convert their systems could disrupt the Company's systems. In addition, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct users to the Company's online site may not be Year 2000 compliant. Finally, computers used by users to access the Company's Web site may not be Year 2000 compliant. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business.

     Other risks and uncertainties - The Company is subject to various risks and uncertainties frequently encountered by companies in early stage of development. Such risks and uncertainties include, but are not limited to, its limited operating history, an evolving and unpredictable developing online technology, and increasing number of competitors. There can be no assurance that the Company will be successful in addressing such risks.

4.   Property and equipment

     Property and equipment consisted of computer and equipment. For the period ended July 31, 1999 the property and equipment have not been depreciated.

5.   Related party transactions

     Acquisition of subsidiary - In March 1999, the Company bought all common stock outstanding of Kavil University from Regent Limited and Satellite Holdings Limited. The shares were beneficially owned by Dr. Rhys M. Cullen, a trustee of Matthew Gardiner-Hill Community Trust, a shareholder of the Company. Kavil University was an inactive start-up company. The acquisition was accounted for under the purchase method of accounting, and accordingly the operating results of Kavil University have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

     Due to related party - Due to related party represents advances received from Matthew Gardiner-Hill Community Trust to allow the Company to continue operating until the Company received money from its public offering. Matthew Gardiner-Hill Community Trust agreed to advance up to NZD400,000 (equivalent to USD210,000). The Company has to pay monthly interest of NZD2,683 (equivalent to USD1,408). These advances have to be repaid within three months after the public offering reaches escrow.

6.   Shareholders' equity

     Series A convertible preferred stock - The convertible preferred stocks have cumulative voting rights and preference upon liquidation, and is convertible into common stock upon the occurrence of certain events. Preferred stockholders are not entitled to preemptive rights to purchase new issues of common shares and have no preference as to dividends or interest

     Purchase of course materials - On June 15, 1999, the Company entered into agreement to sell 50,000 series A convertible preferred stock to Tertiary Provider Limited for USD250,000 cash. On October 15, 1999 the Board of Directors agreed that Tertiary Provider Limited can satisfy its purchase of preferred stock in the form of providing the Company with material related to 15 courses, which the Company could offer online.

     Initial public offering - On October 15, 1999 the Company' board of directors approved the offering of 1,000,000 shares of series A preferred stock at $5.00 per share. These offering will be registered under a form SB-1 filing with the United States Securities and Exchange Commission

MANAGEMENT'S DISCUSSION AND ANALYSIS